Economic Outlook

2023–2024

New Brunswick / Nouveau Brunswick

2023–2024 Economic Outlook

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

Tuesday, March 21, 2023

Cover:
Executive Council Office, Corporate Communications (# 13675)

Translation:
Translation Bureau, Service New Brunswick

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-3033-7 (Bilingual print edition)
ISBN 978-1-4605-3034-4 (PDF: English edition)

Printed in New Brunswick

Note: Unless otherwise indicated, this document reflects data available up to and including March 10, 2023.

 Think Recycling!

Global Economy

- The International Monetary Fund (IMF) projects global economic growth to slow from 3.4% in 2022 to 2.9% in 2023. Activity will continue to be influenced by a rapid escalation of interest rates imposed by central banks in 2022 to combat inflation, and the war in Ukraine, partly offset by the reopening of the Chinese economy.



- Emerging markets and developing countries are expected to grow by 4.0%, while advanced economies are forecasted to expand by 1.2% in 2023.

- Growth in the euro area economy is expected to slow to 0.7% in 2023, down from 3.5% in 2022. The decline comes as demand is dampened by inflation-eroded household incomes and interest rate hikes by the European Central Bank.

- Growth in emerging markets and developing countries will be largely driven by India and China. India's growth is expected to be supported by domestic demand, with a growth rate of 6.1% in 2023. In 2022, China's growth fell below the pace of global economic expansion for the first time in more than 40 years; however, it is expected to rebound to 5.2% in 2023, with stronger growth resulting from the effects of abandoning the zero-COVID policy.

- The IMF projects a global slowdown in the rate of inflation in 2023, with around 84% of countries expected to have lower inflation this year when compared to 2022. This is partly due to weaker demand causing international commodity prices to decline, as well as the use of more stringent monetary policies across the globe.

- The decrease in global growth is predicted to slow the pace of international trade, dropping from a 5.4% increase in 2022 to a projected 2.4% uptick in 2023.

- The ongoing war in Ukraine and its spillover effects caused by related international sanctions on Russia is splitting the world economy into blocs. If such geopolitical fragmentation intensifies, disruptions to cross-border movements of capital, workers, and payments could influence global growth in the short term.

- The United States is forecasted to grow 1.4% in 2023, down from 2.0% in 2022, amidst efforts by the Federal Reserve to rein in inflation. It is expected that the U.S. job market will stay tight, with employment increasing modestly by 1.5%, but interest rate hikes may lead to a slight rise in the unemployment rate, going from 3.7% in 2022 to 3.9% in 2023.

- Anticipated mortgage cost increases resulting from rising interest rates are expected to impact housing starts in the United States. As a result, the number of housing starts are projected to decrease from 1.57 million units in 2022 to 1.46 million units in 2023.

Canadian Economy

- While the Canadian economy began to slow in the latter part of 2022, it still registered real Gross Domestic Product (GDP) growth of 3.4% for the year. The slowdown was partly caused by stricter monetary policy, which negatively impacted housing market activity and consumer purchases of durable goods in the second half of the year.

- The labour market in Canada remains tight, with an unemployment rate of 5.0% as of December 2022. The job vacancy rate fell to 4.2% in December from the peak of 6.0% registered in April 2022, but remains well above the pre-pandemic level of 3.2% reported in March 2020.



Consumer Price Index – Canada

Source: Statistics Canada

- Canada's inflation picked up pace in 2022, resulting in a Consumer Price Index (CPI) increase of 6.8% for the year. The main contributors were higher prices for transportation (+10.6%), food (+8.9%), and shelter (+6.9%), which together make up almost two-thirds of the CPI basket.

- The Bank of Canada raised its policy rate significantly, from 0.25% in February 2022 to 4.50% in January 2023. Although the recent movements in interest rates are designed to ease inflationary pressures, they are also expected to weigh on economic growth over the next two years.

- Price increases began to moderate in the second half of the year, helped by the decline in gasoline prices after a peak in June 2022, and by the impact of rising interest rates as the year drew to a close. However, food price inflation has yet to subside despite these developments.



The chart titled "Contribution to Real GDP Growth – Canada – 2023" shows the following values in Percentage Points:
- Real GDP: 1.0
- Consumption: 0.7
- Business Fixed Investment: 0.2
- Inventories: -1.0
- Government: 0.4
- Net exports: 1.4
- Housing: -0.7

Source: Bank of Canada

- The Bank of Canada predicts a slowdown in the Canadian economy for 2023, with an estimated real GDP growth rate of 1.0%. The relatively weak performance is anticipated to be driven by decreases in housing activity and inventory, offset by modest increases in business investment, government spending, and consumption.

- Consumption growth is expected to be dampened to a 0.7% expansion in 2023. This is due to increased borrowing costs caused by higher interest rates, which will likely increase mortgage rates. Purchasing power reduced by inflation will result in lower spending on items such as furniture, appliances, travel, and accommodation.

- Business investment growth is expected to slow to 0.2%, affected by weaker demand, heightened borrowing costs and uncertain economic prospects. Despite some easing of supply constraints in the latter half of 2022, firms are anticipated to accumulate inventory at a slower pace.

- According to the Bank of Canada, international trade will be affected by lower foreign demand in 2023. Imports are projected to decrease by 0.4%, while the growth of exports is expected to be 1.0% due to softer foreign demand. Both trends are expected to improve later in the year, as foreign demand for commodities and international travel start to recover.

- The consensus of private sector forecasters projects that Canada’s employment will grow by 0.7% and the unemployment rate will increase by 0.5 percentage points to 5.8% in 2023.

Real GDP – 2023


2
1
0
% Change
1.8
1.6
1.4
1.3
1.0
0.9
0.8
Canada 0.7
0.5
0.4
0.4
Alta.
Sask.
N.L.
P.E.I.
Man.
N.S.
N.B.
B.C.
Ont.
Que.
Source: Average of private sector forecasts

- Apart from Newfoundland and Labrador, all provinces are expected to see slower growth in 2023 compared to 2022. Growth is expected to be highest in energy-producing provinces, led by Alberta and Saskatchewan, while growth will be softest in Quebec and Ontario.

Statistical Summary - Growth Rates[1]
(as of March 10, 2023)

	2021 to 2022	
	N.B.	**Canada**
Population and Labour		
Total Population (July 1)	2.7	1.8
Labour Force	0.5	1.5
Employment	2.8	4.0
Unemployment Rate (%)	7.2	5.3
Participation Rate (%)	60.6	65.4
Wages and Salaries	9.8	9.5
Consumers and Housing		
Retail Trade	7.6	8.1
Consumer Price Index	7.3	6.8
Housing Starts	22.2	-3.4
Business		
Manufacturing Sales	29.1	18.0
International Exports	26.9	24.5
Building Permits	22.4	6.8

[1] Per cent change unless otherwise indicated.
Source: Statistics Canada.

New Brunswick Economy

- The Department of Finance and Treasury Board estimates that provincial real GDP will increase by 1.8% in 2022, comparable to the latest consensus among private sector forecasters of 2.0%.

- New Brunswick's economic growth in 2022 was supported by record levels in population and employment, along with robust increases in income, household consumption, exports, manufacturing, residential investment, and retail sales. However, economic growth was partially limited by elevated inflation, rising interest rates, ongoing labour shortages, and lower net exports.

- New Brunswick's population grew for the seventh consecutive year, up by 2.7% to 812,061 as of July 1, 2022, the highest growth rate reported in the comparable data. This was driven by record-level increases in international and interprovincial migration. Among the provinces, New Brunswick had the third-highest growth rate.

- Employment in New Brunswick rose by 2.8% in 2022 to hit an all-time high of 373,500, attributed to an increase in full-time employment (+13,100), the largest gain in the comparable data, which offset a decline in part-time employment.

- With unemployment significantly down and the labour force rising, the unemployment rate decreased by 2.0 percentage points to 7.2% in 2022, the lowest rate recorded in the comparable data.

- Labour shortages persisted in 2022, with the year-to-date average of job vacancies in New Brunswick climbing by 19.8% to 15,730, led by health care and social assistance, accommodation and food services, retail trade, and construction.

- Wages and salaries grew by 9.8% to $19.6 billion in 2022, the highest level recorded in the available data, supported by an increase in New Brunswick's average weekly earnings, along with higher-than-anticipated employment gains.

- In 2022, healthy gains in provincial household expenditures were supported by robust population growth, stronger-than-expected increases in employment and income, pent-up consumer demand, and accumulated savings.

- Driven by higher commodity prices and strong demand, New Brunswick's merchandise exports grew by 26.9% to $18.7 billion in 2022, the highest level ever reported in the comparable data and the third-highest growth rate among the provinces. Provincial imports increased at a faster rate of 36.1%, reducing New Brunswick's trade surplus from $1.4 billion in 2021 to $546.1 million in 2022.

- For the second consecutive year, manufacturing sales in New Brunswick registered double-digit growth in 2022, up by 29.1% to $26.9 billion, the highest level of sales in the available data. Non-durable goods industries reported healthy growth for the year (+35.5%) while durable goods industries grew more modestly (+3.6%). However, declines were recorded in seafood product preparation and packaging (-28.6%) and wood product manufacturing (-6.8%).

- New Brunswick's investment in building construction slowed during the second half of 2022 but remained elevated for the year, increasing by 11.0% to $3.4 billion in 2022, the highest level recorded in the comparable data. This improvement was mostly due to robust growth in residential investment (+14.0%), while non-residential investment was relatively unchanged (+0.3%).

- While the Bank of Canada raised interest rates aggressively to ease inflationary pressures, the all-items CPI in New Brunswick remained elevated in 2022, rising by 7.3%, the highest annual increase since 1982 and the fourth-highest growth rate among the provinces. Price hikes were registered for all major components of the CPI in 2022, led by transportation (+13.3%), food (+9.2%), and shelter (+7.1%).



Bank of Canada Rate and Consumer Price Index – N.B.

Sources: Statistics Canada and Bank of Canada

- Household disposable income grew in 2022, supported by robust growth in wages and salaries. However, gains were partially offset by a decline in net government transfers to households.

- Supported by stronger demand and higher prices, retail sales increased by 7.6% to $16.3 billion in 2022. Higher sales were reported in eight of the eleven subsectors, led by gasoline stations, motor vehicle and parts dealers, and general merchandise stores. Excluding gasoline stations, sales were up a more modest 4.8%.

- New Brunswick's real estate market cooled in 2022 as the Bank of Canada's interest rate hikes increased borrowing costs and discouraged potential homebuyers in the province. In 2022, provincial home sales totaled 10,517 units, down by 20.5% from 2021.

- After peaking in June 2022, home prices in New Brunswick trended down over the second half of the year. However, home prices in New Brunswick did not drop as significantly as in other regions of the country, due to a tight supply combined with strong demand from newcomers, leading to a 17.5% increase in the average sale price in 2022.



- Housing starts increased by 22.2% in 2022 to 4,680 units, the highest level since 1983, driven by gains in multiple-unit construction and in single-detached units. In addition, housing units under construction totalled 5,196 in Q4 2022, a new record in the comparable data.

- After two years of robust economic growth, the Department of Finance and Treasury Board anticipates real GDP growth to slow to 0.8% in 2023, comparable to the average among private sector forecasters of 0.8%.



- New Brunswick's population is projected to grow by 1.8% in 2023, mostly driven by a healthy gain in net international migration, and to a lesser extent, by net interprovincial migration. Strong international inflows will be supported by New Brunswick's Population Growth Strategy and Provincial Nominee Program, along with the Atlantic Immigration Program, Canada's 2023-2025 Immigration Levels Plan, and the clearing of a high-volume backlog of visas.



- After two consecutive years of strong growth, employment is forecasted to grow by 0.8% in 2023. While population gains may sustain increases in both employment and the labour force, downside risks to New Brunswick's labour market in 2023 include an economic slowdown, an aging population, persistent labour shortages, low immigration retention rates, and a moderation of net interprovincial migration.

- Wages and salaries are anticipated to moderate in 2023, attributed to slower employment growth. However, the slowdown in income growth may be partially offset by continuing upward wage pressures related to labour market shortages and inflation, and an increase in the province's minimum wage. As a result, primary household income is forecasted to grow by a more modest 3.8% in 2023.

- Household disposable income growth is projected to slow to 3.1% in 2023, mostly due to more modest growth in primary household income, higher Canada Pension Plan (CPP) and Employment Insurance (EI) premium rates, and anticipated reforms to the EI program.

- As employment and income growth decelerate and consumer confidence lowers, household consumption expenditure growth is expected to soften to 3.9% in 2023. Elevated inflation and high interest rates will continue to diminish both household purchasing power and savings accumulated during the pandemic, slowing non-essential household spending in 2023.

- Investment growth is anticipated to dampen to 2.5% in 2023, due to a slowdown in economic growth, higher interest rates, deteriorating business confidence, and the softening of residential investment. While an increase in public sector capital expenditures and a rebound in non-residential investment may lift New Brunswick's investment, growth will continue to be limited by capacity constraints in the construction sector, the high costs of building materials, and ongoing labour shortages.

- New Brunswick's housing resale activity is expected to slow in 2023, as demand decelerates due to interest rate hikes and the weakening of economic and income growth conditions. However, healthy population gains and slower home price growth may partially offset the decline in housing demand. From a housing supply perspective, housing starts in the province are anticipated to remain around current levels.

- Inflation in New Brunswick is forecasted to moderate to 3.7% in 2023, still above the long-term historical average. Challenges such as the lingering effects of supply chain disruptions, the ongoing Russian invasion of Ukraine, high energy and food prices, and labour shortages may continue to contribute to inflationary pressures. While the Bank of Canada's long-term expectations for inflation remain consistent with the 2% target, high levels of uncertainty remain.

New Brunswick Economic Indicators Growth Rates[1], 2020 to 2027						
	2020	**2021**	**2022**	**2023**	**2024**	**2025– 2027**
Economic Accounts *						
Gross Domestic Product (GDP)	-1.6	13.8	8.7	2.3	4.1	3.7
Household Final Consumption Expenditures	-2.6	8.3	8.6	3.9	4.6	4.1
Gross Fixed Capital Formation	2.3	14.6	8.8	2.5	5.6	4.7
GDP (real)	-2.7	5.9	1.8	0.8	1.6	1.2
Income *						
Primary Household Income	-0.9	8.7	7.5	3.8	5.6	3.6
Household Disposable Income	6.1	6.7	3.3	3.1	4.9	4.3
Population and Labour **						
Total Population (July 1)	0.8	0.9	2.7	1.8	1.3	0.9
Labour Force	-0.7	1.9	0.5	0.7	1.0	0.6
Employment	-3.1	3.1	2.8	0.8	1.3	0.9
Unemployment Rate (%)	10.3	9.2	7.2	7.1	6.8	6.6
Participation Rate (%)	60.8	61.5	60.6	60.0	59.8	59.7
Other **						
Consumer Price Index	0.2	3.8	7.3	3.7	2.7	2.2
Housing Starts	18.7	9.9	22.2	0.8	-2.1	0.5
Retail Trade	1.1	12.6	7.6	3.4	3.8	2.9
[1] Per cent change unless otherwise indicated. Sources: Statistics Canada and NB Finance and Treasury Board *2022–2027 **2023–2027.						

- Activity in the forestry sector is expected to decline in 2023, attributed to the slowdown of the U.S. housing market, weaker lumber prices, higher producer costs along the value chain, and the lack of major projects or initiatives on the horizon. Nonetheless, a weaker Canadian dollar and lower softwood lumber duties will help mitigate the downward pressures on the sector.

- New Brunswick's tourism industry is anticipated to slow in 2023, as the global economic slowdown weakens travel sentiments and negatively impacts domestic and international spending on non-essential goods and services in the province. However, there is upside potential for the sector through the Provincial Air Sector Strategy (2022-2027), a higher number of cruise ship calls, and pent-up demand for business travel. New Brunswick's tourism sector is now expected to fully recover by 2024-2025.

- Growth in the fisheries and aquaculture sectors is projected to weaken in 2023, attributed to low commodity prices, reduced fishing quotas for some products, storage capacity constraints, high levels of inventory, and waning demand from the food services industry in both the U.S. and Canada as the economy slows and inflation remains elevated.

- New Brunswick manufacturing is forecasted to slow in 2023. While high oil prices may benefit New Brunswick's refinery, an economic slowdown in the U.S. and the tightening of monetary policies may limit growth in the petroleum refining sector. In addition, anticipated declines in the forestry and seafood industries may further dim growth in the manufacturing sector.

- Exports in New Brunswick are also expected to slow in 2023 as commodity prices soften from the elevated levels in 2022. Demand for New Brunswick products will also be limited by slower economic growth in the U.S. and the province's other major provincial trading partners, Ontario and Quebec. Nonetheless, a weaker Canadian dollar will support New Brunswick's international exports.

- The development of small modular reactors, upgrades and expansions at Port Saint John, the Mactaquac dam refurbishment project, a new federal research centre in Moncton, and the Atlantic Loop project represent upside growth potential over the medium term.

New Brunswick Economic Indicators

New Brunswick Annual Indicators (as of March 10, 2023)							
					% Change		
Indicators	**2019**	**2020**	**2021**	**2022**	**2019-20**	**2020-21**	**2021-22**
Labour							
Population 15 Years and Over ('000)	642.7	646.9	650.8	664.1	0.7	0.6	2.0
Labour Force ('000)	395.9	393.0	400.3	402.5	-0.7	1.9	0.5
Employment ('000)	363.6	352.4	363.5	373.5	-3.1	3.1	2.8
Full-time ('000)	307.7	300.5	307.6	320.7	-2.3	2.4	4.3
Part-time ('000)	55.9	51.9	56.0	52.8	-7.2	7.9	-5.7
Goods-producing Sector ('000)	76.8	73.3	71.3	75.6	-4.6	-2.7	6.0
Services-producing Sector ('000)	286.8	279.1	292.2	298.0	-2.7	4.7	2.0
Unemployment ('000)	32.3	40.6	36.8	29.0	25.7	-9.4	-21.2
Participation Rate (%)	61.6	60.8	61.5	60.6	...	...	...
Employment Rate (%)	56.6	54.5	55.9	56.2	...	...	...
Unemployment Rate (%)	8.2	10.3	9.2	7.2	...	...	...
Average Weekly Earnings ($)	941.57	996.45	1,010.16	1,087.48	5.8	1.4	7.7
Wages and Salaries ($M)	16,777.6	16,552.1	17,837.6	19,583.4	-1.3	7.8	9.8
Employment Insurance Beneficiaries	40,550	43,120	65,480	43,380	6.3	51.9	-33.8
Consumers							
Retail Trade ($M)	13,277.9	13,419.8	15,116.6	16,267.9	1.1	12.6	7.6
New Motor Vehicle Sales (units)	41,002	34,653	37,817	34,704	-15.5	9.1	-8.2
New Motor Vehicle Sales ($M)	1,700.9	1,479.4	1,690.1	1,718.1	-13.0	14.2	1.7
Food Services and Drinking Places ($M)	1,274.9	1,043.1	1,196.6	1,375.2	-18.2	14.7	14.9
Consumer Price Index (2002=100)	136.3	136.6	141.8	152.1	0.2	3.8	7.3
Housing							
Housing Starts (units)	2,935	3,483	3,829	4,680	18.7	9.9	22.2
Residential Building Permits ($M)	570.9	767.5	1,022.8	1,208.9	34.4	33.3	18.2
MLS® Residential Sales (units)	9,504	10,804	13,229	10,517	13.7	22.4	-20.5
MLS® Residential Sales (average price $)	177,044	195,606	246,467	289,576	10.5	26.0	17.5
Business							
Manufacturing Sales ($M)	18,412.8	15,174.5	20,864.0	26,933.9	-17.6	37.5	29.1
International Exports ($M)	13,089.8	10,307.0	14,749.6	18,722.3	-21.3	43.1	26.9
Non-residential Building Permits ($M)	594.1	406.1	394.7	526.2	-31.6	-2.8	33.3
Industrial and Commercial ($M)	507.0	252.9	309.9	331.8	-50.1	22.6	7.0
Institutional and Governmental ($M)	87.2	153.2	84.8	194.4	75.8	-44.7	129.3
Wholesale Trade ($M)	7,101.3	7,153.9	8,818.9	9,349.6	0.7	23.3	6.0
Farm Cash Receipts ($M)	856.6	868.3	996.9	1,314.1	1.4	14.8	31.8
Demographics							
Population (July 1)	777,128	782,996	790,398	812,061	0.8	0.9	2.7
Natural Increase (July 1-June 30)	-1,350	-1,284	-1,918		...	...	...
Net Migration (July 1-June 30)	7,218	8,686	23,581		...	...	...

... Not applicable

MLS® is a registered trademark of the Canadian Real Estate Association

Sources: Statistics Canada and Canadian Real Estate Association.